UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934

FlexShopper, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)

032904 10 4
(CUSIP Number)
Pacific Investment Management Company LLC Attention: 650 Newport Center Drive Newport Beach, California 92660

December 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person: Pacific Investment Management Company LLC
2	Check the Appropriate Box if a Member of Group (See Instructions)	(a) [ ] (b) [X]
3		SEC Use Only:
4		Source of Funds (See Instructions): WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 20,000 shares of Series 2 Convertible Preferred Stock(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 20,000 shares of Series 2 Convertible Preferred Stock(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000 shares of Series 2 Convertible Preferred Stock(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11): 32.2%(2)
14		Type of Reporting Person (See Instructions): IA, OO

(1) See Item 5 of this Schedule 13D.
(2) Based on 52,104,081 shares of Common Stock (as defined in Item 1 below) outstanding as of March 31, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 161-654928) filed with the Securities and Exchange Commission on May 16, 2016.  The 20,000 shares of Series 2 Convertible Preferred Stock are, within 60 days, convertible into 24,691,359 shares of Common Stock of the Issuer which, on an as-converted basis, would represent 32.2% of the issued and outstanding capital stock of the Issuer assuming the Issuer has 52,104,081 shares of Common Stock outstanding.

Introduction.
This amendment ("Amendment No. 1") amends the Schedule 13D Statement, dated June 10, 2016 (the "Statement") filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company ("PIMCO" or the "Reporting Person").  Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement.  The purpose of this Amendment No. 1 is to update Item 2 to the Statement and Exhibit A to the Statement.
Item 2. Identity and Background
Item 2 is amended and supplemented by adding the following at the conclusion thereof:
On December 1, 2016, PIMCO entered into a settlement agreement with the Securities and Exchange Commission (the "SEC") relating to disclosures in connection with the PIMCO Total Return Active Exchange-Traded Fund's performance attribution during the first four months of its existence in 2012 and the valuation of 43 smaller-sized positions of non-agency mortgage-backed securities using third-party vendor prices, as well as PIMCO's compliance policies and procedures related to these matters.  Under the terms of the settlement, PIMCO has agreed to pay to the SEC $19.8 million, which includes a penalty, fee disgorgement, and interest.  PIMCO has enhanced its pricing and disclosure policies to address the SEC's findings and, as part of the settlement, has retained an independent compliance consultant to review its policies regarding the valuation of smaller-sized positions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 23, 2016

Pacific Investment Management Company LLC
By:	/s/ John Lane
Name: John Lane Title: Authorized Person

SCHEDULE A
Schedule A is amended and supplemented by adding the following and removing Douglas Hodge's designation as Executive Committee Member and Chief Executed Officer:

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF PACIFIC INVESTMENT MANAGEMENT COMPANY
Name and Business Address	Present Principal Occupation	Citizenship
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States